# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bed Bath & Beyond Inc, CIK 0001130713
CUSIP: 690370101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 799 West Coliseum Way, Midvale, Utah (UT), 84047
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001633061

## Reporting persons
- Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 4,496,275; shared voting power 0; sole dispositive power 4,496,275; shared dispositive power 0; aggregate amount beneficially owned 4,496,275 (6.53% of the class)

## Item 1. Issuer
Name of issuer: Bed Bath & Beyond Inc
Address of issuer's principal executive offices: 799 West Coliseum Way, Midvale, UT, 84047

## Item 2. Person Filing
Name of person filing: Amplify Blockchain Technology ETF, a series of the Amplify ETF Trust
Address of principal business office or, if none, residence: 3333 Warrenville Road #350, Lisle, IL 60532
Citizenship: Massachusetts USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 4,496,275
Percent of class: 6.53
Sole power to vote or to direct the vote: 4,496,275
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,496,275
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust's clients, is an investment company registered under the Investment Company Act of 1940, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

## Signatures
- Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust: /s/ Edward H. Keiley, Edward H. Keiley/Chief Compliance Officer of the Amplify ETF Trust (11/14/2025)